Exhibit 99.1

BROCADE CONTACTS
Media Relations Ed Graczyk Tel: 408-333-1836 egraczyk@brocade.com	Investor Relations Michael Iburg Tel: 408-333-0233 miburg@brocade.com
Brocade Reports Fiscal Q2 2016 Results
Board Approves Increased Third Quarter Dividend
SAN JOSE, Calif., May 19, 2016 — Brocade® (NASDAQ: BRCD) today reported financial results for its second fiscal quarter ended April 30, 2016. Brocade reported second quarter revenue of $523 million, down 4% year-over-year and down 9% quarter-over-quarter. The Company reported GAAP diluted earnings per share (EPS) of $0.11, down from $0.18 in Q2 2015 and down from $0.23 in Q1 2016. Non-GAAP diluted EPS was $0.22 for Q2 2016, flat year-over-year and down from $0.29 in Q1 2016.

“Despite the challenging environment for both SAN and IP networking, Brocade had a productive second fiscal quarter,” said Lloyd Carney, CEO of Brocade. “We were excited to announce our intent to acquire Ruckus Wireless, a pioneer in wireless infrastructure solutions, in a transaction that we expect to close in our third fiscal quarter. In addition, we began shipping our industry-leading Gen 6 Fibre Channel switching solution, and garnered our first customer win for the New IP-based mobility platform, Brocade Virtual Core for Mobile, that we launched earlier in the quarter. Through achievements such as these, we continue to drive the strategic evolution of our business as a pure-play networking provider for the digital transformation era. Additionally, we expect our product roadmap to deliver further advancements across our portfolio that set the stage for expanded opportunities in the quarters to come.”

Key Financial Metrics:

	Q2 2016		Q1 2016		Q2 2015		Q2 2016 vs. Q1 2016	Q2 2016 vs. Q2 2015
Revenue	$523	M	$574	M	$547	M	(9%)	(4%)
GAAP EPS—diluted	$0.11		$0.23		$0.18		(54%)	(41%)
Non-GAAP EPS—diluted	$0.22		$0.29		$0.22		(25%)	—
GAAP gross margin	66.9%		67.7%		68.1%		(0.8) pts	(1.2) pts
Non-GAAP gross margin	68.2%		68.8%		68.8%		(0.6) pts	(0.6) pts
GAAP operating margin	15.8%		21.1%		20.9%		(5.3) pts	(5.1) pts
Non-GAAP operating margin	22.4%		25.9%		24.6%		(3.5) pts	(2.2) pts
Please see important note of explanation about the use of non-GAAP financial measures below, including a detailed reconciliation between GAAP and non-GAAP information in the tables included herein.

Highlights:

•
SAN product revenue of $297 million was down 5% year-over-year. The year-over-year decline was primarily the result of softer demand across the product portfolio, with Fibre Channel directors down 6%, fixed-configuration switches down 4%, and embedded server switches down 9%. Sequentially, SAN product revenue decreased 15%, with Fibre Channel directors declining 12%, fixed-configuration switches down 14%, and embedded server switches down 25%. While the Fibre Channel SAN business normally experiences seasonal softness in our fiscal Q2, the sequential revenue decline was larger than expected due primarily to unusually weak storage demand as reported by many of our partners and peers.

•
During the quarter, Brocade announced and recorded revenue in connection with the launch of the first phase of the Gen 6 Fibre Channel switching platform, the Brocade G620 Switch. Advancing Brocade’s leadership in Fibre Channel technology, this next generation of switches delivers superior performance and scalability designed to support continued data growth and the demanding workloads from mission-critical applications that are increasingly deployed on flash-based storage.

•
IP Networking product revenue of $132 million was down 9% year-over-year. The decline was primarily due to lower router sales, down 33%, partially offset by stronger Ethernet switch sales, up 9% from Q2 of 2015. The year-over-year decline was primarily the result of lower service provider and U.S. federal sales. Sequentially, IP Networking product revenue decreased 2% primarily due to lower Ethernet switch sales, which were down 3% from Q1 of 2016. The sequential revenue decline was primarily due to lower sales to enterprise customers as both service provider and U.S. federal revenue grew sequentially.

•
On April 4, 2016, Brocade announced its intention to acquire Ruckus Wireless, Inc., enhancing Brocade’s position as a pure-play networking company with solutions spanning from the heart of the data center to the wireless network edge. The combined company is expected to be #1 in storage area networking, #1 in service provider Wi-Fi, #2 in data center networking, #3 in enterprise wireless LAN, and #3 in enterprise edge networking (in the U.S. and EMEA). The acquisition is expected to close in Brocade’s fiscal third quarter.

Board Declares Increased Dividend:

•
The Brocade Board of Directors has declared a regular third fiscal quarter cash dividend of $0.055 per share of the Company’s common stock, a 22% increase from the dividend of $0.045 per share declared and paid in each of the previous four fiscal quarters. The dividend payment will be made on July 5, 2016 to stockholders of record at the close of market on June 10, 2016.

Brocade management will host a conference call to discuss the fiscal second quarter results and the fiscal third quarter outlook today at 2:30 p.m. PT (5:30 p.m. ET). To access the webcast, please go to www.brcd.com/events.cfm. A replay of the conference call, prepared comments and slides, as well as a written transcript, will be available at www.brcd.com.
Other Q2 2016 product, customer, and partner announcements are available at http://newsroom.brocade.com/.
Brocade (www.brocade.com)
130 Holger Way, San Jose, CA 95134
T. 408.333.8000 F. 408.333.8101

Financial Highlights and Additional Financial Information

	Q2 2016	Q1 2016	Q2 2015
Routes to market as a % of total net revenues:
OEM revenues	63%	67%	63%
Channel/Direct revenues	37%	33%	37%
10% or greater customer revenues	30%	34%	49%
Geographic split as a % of total net revenues (1):
Domestic revenues	53%	55%	56%
International revenues	47%	45%	44%
Segment split as a % of total net revenues:
SAN product revenues	57%	61%	57%
IP Networking product revenues	25%	23%	27%
Global Services revenues	18%	16%	16%
SAN business revenues (2)	67%	70%	67%
IP Networking business revenues (2)	33%	30%	33%
IP Networking product revenues by use category (3) (4):
Data Center	54%	53%	62%
Enterprise Campus	38%	38%	30%
Carrier Network (MAN/WAN)	8%	9%	8%

Additional information:	Q2 2016		Q1 2016		Q2 2015
GAAP net income	$43	M	$94	M	$77	M
Non-GAAP net income	$89	M	$119	M	$95	M
GAAP operating income	$83	M	$121	M	$114	M
Non-GAAP operating income	$117	M	$149	M	$134	M
GAAP effective tax rate	41.6%		16.2%		26.0%
Non-GAAP effective tax rate	20.8%		16.7%		25.7%
Cash and cash equivalents	$1,428	M	$1,392	M	$1,367	M
Deferred revenues	$305	M	$303	M	$306	M
Capital expenditures	$19	M	$24	M	$18	M
Total debt, net of discount and issuance costs (5)	$803	M	$798	M	$786	M
Cash, net of senior debt, convertible debt and capitalized leases	$553	M	$517	M	$491	M
Cash provided by operations	$112	M	$112	M	$202	M
Days sales outstanding	36 days		28 days		31 days
Employees at end of period	4,724		4,712		4,553
SAN port shipments	0.8	M	1.0	M	0.9	M
Share repurchases (6)	$36.4	M	$144.5	M	$77.1	M
Please see important note of explanation about the use of non-GAAP financial measures below, including a detailed reconciliation between GAAP and non-GAAP information in the tables included herein.

(1)
Revenues are attributed to geographic areas based on known product delivery location. Since some OEM partners take delivery of Brocade products domestically and then ship internationally to their end users, the percentage of international revenues based on end-user location would likely be higher.

(2)	SAN and IP Networking business revenues include hardware and software product, support, and services revenues.

(3)
Product revenue by use category is estimated based on analysis of the information the Company collects in its sales management system. The estimated percentage of revenue by use category may fluctuate quarter to quarter due to seasonality and the timing of large customer orders.

(4)	Each use category includes enterprise, service provider, and government revenues.

(5)
Q2 2016, Q1 2016, and Q2 2015 total debt, net of discount and issuance costs, includes the debt discount recorded for the conversion feature that is required to be separately accounted for as equity for the $575 million convertible debt, thereby reducing the carrying value of the debt. The unamortized debt discount for the conversion feature was $62 million as of April 30, 2016, $66 million as of January 30, 2016, and $77 million as of May 2, 2015.

(6) $1.3 million of the $77.1 million in share repurchases in Q2 2015 were pending cash settlement as of May 2, 2015.

Non-GAAP Financial Measures
To supplement financial information presented on a GAAP basis, Brocade provides information presented on a non-GAAP basis. These non-GAAP financial measures are not computed in accordance with, or as an alternative to, financial information presented on a GAAP basis. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. The most directly comparable GAAP information and a reconciliation between the GAAP and non-GAAP amounts is provided in the tables at the end of this press release.

Management believes that the non-GAAP financial measures used in this press release allow management to gain a better understanding of Brocade’s comparative operating performance, both from period to period and relative to its competitors. These non-GAAP financial measures also help with the determination of Brocade’s baseline performance before gains, losses or charges that are considered by management to be outside of ongoing operating results. Accordingly, management uses these non-GAAP financial measures for planning and forecasting of future periods and in making decisions regarding operations and the allocation of resources.
Management believes these non-GAAP financial measures, when read in conjunction with Brocade’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of Brocade’s ongoing operating results;

•	the ability to make more meaningful comparisons of Brocade’s operating performance relative to its competitors;

•	the ability to better identify trends in Brocade’s underlying business and to perform related trend analyses; and

•	a better understanding of how management plans and measures Brocade’s underlying business.

Management excludes certain gains or losses and benefits or costs in determining non-GAAP financial measures that are the result of infrequent events or events that arise outside the ordinary course of Brocade’s continuing operations. Management believes that it is appropriate to evaluate Brocade’s operating performance by excluding those items that are not indicative of ongoing operating results or limit comparability. Such items include, but are not limited to: (i) acquisition and integration costs; (ii) restructuring and other related benefits; and (iii) effects of certain intercompany transactions on the tax provision.

Management also excludes the following non-cash charges in determining non-GAAP financial measures: (i) stock-based compensation expense; (ii) amortization of purchased intangible assets; and (iii) non-cash interest expense related to the convertible debt.

Management believes that the exclusion of stock-based compensation allows for more accurate comparisons of Brocade’s operating results to Brocade’s peer companies because of the varying use of valuation methodologies and subjective assumptions and the variety of award types. In addition, the exclusion of the expense associated with the amortization of acquisition-related intangible assets is appropriate because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have short lives, and the exclusion of amortization expense allows comparisons of operating results that are consistent over time for Brocade’s newly acquired and long-held businesses. In connection with the convertible debt, under the relevant accounting guidance, a non-cash interest expense is recognized for the convertible debt as an imputed interest expense for the conversion feature. Management believes excluding the non-cash interest expense related to the convertible debt from its non-GAAP financial measures is useful for investors because the expense does not represent a cash outflow in the respective reporting periods and is not indicative of ongoing operating performance.

Finally, management believes that it is appropriate to exclude the tax effects of the items noted above in order to present a more meaningful measure of non-GAAP net income.

Limitations: These non-GAAP financial measures have limitations because they do not include all items of income and expense that impact the company. In addition, these non-GAAP financial measures may not be comparable to similar measurements reported by other companies. Management compensates for these limitations by relying primarily on its GAAP results and using non-GAAP financial measures only supplementally. Management also provides robust and detailed reconciliations of each non-GAAP financial measure to its most directly comparable GAAP measure, and management encourages investors to review carefully those reconciliations.

Additional Information and Where to Find It
This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On April 29, 2016, Brocade filed a Registration Statement on Form S-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents (collectively, the “Registration Statement”)) related to the transaction referenced herein with the U.S. Securities and Exchange Commission (“SEC”) and may file additional amendments thereto. Also on April 29, 2016, Brocade and a wholly-owned subsidiary of Brocade filed a Tender Offer Statement on Schedule TO related to the transaction with the SEC and have filed and may file additional amendments thereto. In addition, on April 29, 2016, Ruckus Wireless, Inc. (“Ruckus”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and has filed and may file additional amendments thereto. Brocade and Ruckus may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement, the Solicitation/Recommendation Statement or any other document that Brocade or Ruckus may file with the SEC related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR STOCK. The Exchange Offer Materials are available to all holders of Ruckus stock at no expense to them at the SEC’s website at www.sec.gov. Copies of the Registration Statement, the Tender Offer Statement and the Solicitation/Recommendation Statement, and any amendments thereto, may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com.
In addition to the Exchange Offer Materials, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements
This press release contains forward-looking statements including, but not limited to, statements regarding Brocade’s financial results, goals, plans, strategy, business outlook and prospects. These statements are based on current expectations as of the date of this press release and involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. The risks, uncertainties and assumptions include, but are not limited to: the effect on Brocade of increasing market competition and changes in the industry; the impact on Brocade of conditions in the market for Storage Area Networking products; Brocade’s ability to execute on its sales strategy and plans for future operations; the impact on Brocade of macroeconomic trends and events and changes in IT spending levels; Brocade’s ability to introduce and achieve market acceptance of new products and support offerings on a timely basis; risks associated with Brocade’s international operations; and integration and other risks associated with acquisitions, divestitures and strategic investments, including Brocade’s recently announced proposed acquisition of Ruckus; the ability of Brocade and Ruckus to consummate the proposed transaction on a timely basis or at all; and the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’s shares be validly tendered into the exchange offer. These and other risks are set forth in more detail in Brocade’s Form 10-Q for the fiscal quarter ended January 30, 2016, and in Brocade’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015. Brocade does not assume any obligation to update or revise any such forward-looking statements whether as the result of new developments or otherwise.
About Brocade
Brocade (NASDAQ: BRCD) networking solutions help the world’s leading organizations turn their networks into platforms for business innovation. With solutions spanning public and private data centers to the network edge, Brocade is leading the industry in its transition to the New IP network infrastructures required for today’s era of digital business. (www.brocade.com)

Brocade and the B-wing symbol are registered trademarks of Brocade Communications Systems, Inc., in the United States and many other countries. Other brands, products, or service names mentioned herein may be trademarks of Brocade or others. Additional information about Brocade’s trademarks is available at: http://www.brocade.com/en/legal/brocade-Legal-intellectual-property/brocade-legal-trademarks.html.

© 2016 Brocade Communications Systems, Inc. All Rights Reserved.

BROCADE COMMUNICATIONS SYSTEMS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		Six Months Ended
	April 30, 2016	May 2, 2015	April 30, 2016	May 2, 2015
	(In thousands, except per share amounts)
Net revenues:
Product	$428,193	$458,243	$909,360	$944,481
Service	95,113	88,332	188,230	178,333
Total net revenues	523,306	546,575	1,097,590	1,122,814
Cost of revenues:
Product	132,208	137,612	276,305	287,538
Service	40,787	36,754	82,159	73,384
Total cost of revenues	172,995	174,366	358,464	360,922
Gross margin	350,311	372,209	739,126	761,892
Operating expenses:
Research and development	89,263	91,870	182,520	177,101
Sales and marketing	148,933	143,078	300,760	283,316
General and administrative	22,791	20,722	45,220	45,393
Amortization of intangible assets	902	627	1,804	765
Acquisition and integration costs	5,757	2,344	5,757	2,344
Restructuring and other related benefits	—	(637)	(566)	(637)
Total operating expenses	267,646	258,004	535,495	508,282
Income from operations	82,665	114,205	203,631	253,610
Interest expense	(9,955)	(10,552)	(19,820)	(35,976)
Interest and other income (loss), net	1,091	466	1,760	(93)
Income before income tax	73,801	104,119	185,571	217,541
Income tax expense	30,716	27,079	48,840	53,234
Net income	$43,085	$77,040	$136,731	$164,307
Net income per share—basic	$0.11	$0.18	$0.34	$0.39
Net income per share—diluted	$0.11	$0.18	$0.33	$0.38
Shares used in per share calculation—basic	400,554	420,718	404,228	424,627
Shares used in per share calculation—diluted	408,748	433,234	411,917	436,195

Cash dividends declared per share	$0.045	$0.035	$0.09	$0.07

BROCADE COMMUNICATIONS SYSTEMS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended		Six Months Ended
	April 30, 2016	May 2, 2015	April 30, 2016	May 2, 2015
	(In thousands)
Net income	$43,085	$77,040	$136,731	$164,307
Other comprehensive income and loss, net of tax:
Unrealized gains (losses) on cash flow hedges:
Change in unrealized gains and losses	1,964	(143)	(336)	(1,918)
Net gains and losses reclassified into earnings	724	1,109	1,350	1,713
Net unrealized gains (losses) on cash flow hedges	2,688	966	1,014	(205)
Foreign currency translation adjustments	2,070	(1,068)	(133)	(5,289)
Total other comprehensive income (loss)	4,758	(102)	881	(5,494)
Total comprehensive income	$47,843	$76,938	$137,612	$158,813

BROCADE COMMUNICATIONS SYSTEMS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	April 30, 2016	October 31, 2015
	(In thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$1,427,643	$1,440,882
Accounts receivable, net of allowances for doubtful accounts of $1,739 and $1,838 as of April 30, 2016, and October 31, 2015, respectively	204,915	235,883
Inventories	39,521	40,524
Deferred tax assets	—	78,675
Prepaid expenses and other current assets	67,598	56,235
Total current assets	1,739,677	1,852,199
Property and equipment, net	441,717	439,224
Goodwill	1,621,691	1,617,161
Intangible assets, net	69,611	75,623
Non-current deferred tax assets	69,309	813
Other assets	50,968	51,133
Total assets	$3,992,973	$4,036,153
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$97,498	$98,143
Accrued employee compensation	133,511	142,075
Deferred revenue	230,540	244,622
Other accrued liabilities	68,757	77,524
Total current liabilities	530,306	562,364
Long-term debt, net of current portion	802,482	793,779
Non-current deferred revenue	74,434	72,065
Non-current income tax liability	62,110	47,010
Non-current deferred tax liabilities	—	24,024
Other non-current liabilities	2,499	3,376
Total liabilities	1,471,831	1,502,618
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 800,000 shares authorized:
Issued and outstanding: 399,383 and 413,923 shares as of April 30, 2016, and October 31, 2015, respectively	399	414
Additional paid-in capital	1,519,439	1,632,984
Accumulated other comprehensive loss	(24,121)	(25,002)
Retained earnings	1,025,425	925,139
Total stockholders’ equity	2,521,142	2,533,535
Total liabilities and stockholders’ equity	$3,992,973	$4,036,153

BROCADE COMMUNICATIONS SYSTEMS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended
	April 30, 2016	May 2, 2015
	(In thousands)
Cash flows from operating activities:
Net income	$136,731	$164,307
Adjustments to reconcile net income to net cash provided by operating activities:
Excess tax benefits from stock-based compensation	(10,987)	(29,570)
Depreciation and amortization	45,839	40,247
Loss on disposal of property and equipment	437	1,241
Amortization of debt issuance costs and debt discount	8,704	5,224
Write-off of debt discount and debt issuance costs related to lenders that did not participate in refinancing	—	4,808
Provision (recovery) for doubtful accounts receivable and sales allowances	(1,083)	4,694
Non-cash stock-based compensation expense	48,833	40,157
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	32,051	35,237
Inventories	(424)	3,008
Prepaid expenses and other assets	(1,882)	(25,702)
Deferred tax assets	(74)	503
Accounts payable	(5,127)	(6,160)
Accrued employee compensation	(21,136)	(39,997)
Deferred revenue	(11,715)	(9,149)
Other accrued liabilities	5,500	25,285
Restructuring liabilities	(1,035)	(1,866)
Net cash provided by operating activities	224,632	212,267
Cash flows from investing activities:
Purchases of non-marketable equity and debt investments	(2,000)	(150)
Purchases of property and equipment	(42,425)	(34,091)
Purchase of intangible assets	—	(7,750)
Net cash paid in connection with acquisitions	(8,061)	(95,278)
Proceeds from collection of note receivable	250	250
Net cash used in investing activities	(52,236)	(137,019)

BROCADE COMMUNICATIONS SYSTEMS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued (Unaudited)

	Six Months Ended
	April 30, 2016	May 2, 2015
	(In thousands)
Cash flows from financing activities:
Payment of principal related to senior secured notes	—	(300,000)
Payment of debt issuance costs	—	(1,661)
Payment of principal related to capital leases	(197)	(1,267)
Common stock repurchases	(180,848)	(208,244)
Proceeds from issuance of common stock	20,512	21,975
Payment of cash dividends to stockholders	(36,445)	(29,854)
Proceeds from convertible notes	—	565,656
Purchase of convertible note hedge	—	(86,135)
Proceeds from issuance of warrants	—	51,175
Excess tax benefits from stock-based compensation	10,987	29,570
Net cash provided by (used in) financing activities	(185,991)	41,215
Effect of exchange rate fluctuations on cash and cash equivalents	356	(4,668)
Net increase (decrease) in cash and cash equivalents	(13,239)	111,795
Cash and cash equivalents, beginning of period	1,440,882	1,255,017
Cash and cash equivalents, end of period	$1,427,643	$1,366,812

BROCADE COMMUNICATIONS SYSTEMS, INC.
RECONCILIATION BETWEEN GAAP AND NON-GAAP FINANCIAL MEASURES
(Unaudited)

	Three Months Ended
	April 30, 2016	January 30, 2016	May 2, 2015
	(In thousands, except per share amounts)
Non-GAAP adjustments
Stock-based compensation expense included in cost of revenues	$3,531	$2,905	$1,986
Amortization of intangible assets expense included in cost of revenues	3,193	3,154	1,857
Total gross margin impact from non-GAAP adjustments	6,724	6,059	3,843

Stock-based compensation expense included in research and development	5,123	5,476	3,080
Stock-based compensation expense included in sales and marketing	11,052	11,078	7,207
Stock-based compensation expense included in general and administrative	5,083	4,585	3,802
Amortization of intangible assets expense included in operating expenses	902	902	627
Acquisition and integration costs	5,757	—	2,344
Restructuring and other related benefits	—	(566)	(637)
Total operating income impact from non-GAAP adjustments	34,641	27,534	20,266

Convertible debt interest	3,824	3,776	3,639
Effects of certain intercompany transactions on the tax provision	22,637	—	—
Income tax effect of non-tax adjustments	(15,296)	(5,770)	(5,823)
Total net income impact from non-GAAP adjustments	$45,806	$25,540	$18,082

Gross margin reconciliation
GAAP gross margin	$350,311	$388,815	$372,209
Total gross margin impact from non-GAAP adjustments	6,724	6,059	3,843
Non-GAAP gross margin	$357,035	$394,874	$376,052
GAAP gross margin, as a percentage of total net revenues	66.9%	67.7%	68.1%
Non-GAAP gross margin, as a percentage of total net revenues	68.2%	68.8%	68.8%

Operating income reconciliation
GAAP operating income	$82,665	$120,966	$114,205
Total operating income impact from non-GAAP adjustments	34,641	27,534	20,266
Non-GAAP operating income	$117,306	$148,500	$134,471
GAAP operating income, as a percentage of total net revenues	15.8%	21.1%	20.9%
Non-GAAP operating income, as a percentage of total net revenues	22.4%	25.9%	24.6%

Net income and net income per share reconciliation
Net income on a GAAP basis	$43,085	$93,646	$77,040
Total net income impact from non-GAAP adjustments	45,806	25,540	18,082
Non-GAAP net income	$88,891	$119,186	$95,122
Non-GAAP net income per share—basic	$0.22	$0.29	$0.23
Non-GAAP net income per share—diluted	$0.22	$0.29	$0.22
Shares used in non-GAAP per share calculation—basic	400,554	407,902	420,718
Shares used in non-GAAP per share calculation—diluted	408,748	415,085	433,234